UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                         (Title of class of securities)

                                   763991-02-3
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                                 (CUSIP Number)

                               JOHN W. CAMPO, JR.
                       MANAGING DIRECTOR & GENERAL COUNSEL
                        GE CAPITAL EQUITY HOLDINGS, INC.
                                  201 MERRITT 7
                                NORWALK, CT 06851
                                 (203) 229-5062

                                 with a copy to:

                               JOSEPH T. VERDESCA
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                        APRIL 23, 2007 and APRIL 24, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.  763991-02-3                13D                   Page 2 of 5 Pages
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         This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed by General Electric Capital Corporation, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., GE International Holdings Inc., GE CFE Luxembourg S.a r.l., GE CFE Luxembourg L.L.C, GE Capital CFE, Inc., GE Capital Equity Holdings, Inc., General Electric Capital Services, Inc., and General Electric Company on April 9, 2007 (the "Schedule 13D"), relating to the common stock, par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Schedule 13D and the Scheme Document filed as Exhibit 99.4 thereto.

Item 4.  Purpose of Transaction.
-------  ----------------------

         The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

         On April 23, 2007, AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited jointly issued a press release (the "First Press Release"), announcing the invocation of the authorization conditions, the cancellation of the Scheme, indefinite adjournment of the Meetings and possible MGO offers to be made. This paragraph is qualified in its entirety by reference to the First Press Release, which is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

         On April 24, 2007, AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited jointly issued a press release (the "Second Press Release"), announcing the cancellation of the Proposals and the adjournment of the Meetings indefinitely. This item is qualified in its entirety by reference to the Second Press Release, which is attached hereto as Exhibit
99.9 and is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.
-------  ----------------------------------


         Item 7 is hereby amended and supplemented by the addition of the following exhibits:

   99.9 Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 23, 2007

   99.10 Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 24, 2007






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CUSIP No.  763991-02-3                13D                   Page 3 of 5 Pages
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                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2007

                               GE PACIFIC-1 HOLDINGS, INC..


                               By: /s/ John W. Campo, Jr.
                                   --------------------------------
                                   Name: John W. Campo, Jr.
                                   Title: Managing Director, General Counsel
                                   and Secretary


                               GE PACIFIC-2 HOLDINGS, INC.

                               By: /s/ John W. Campo, Jr.
                                   --------------------------------
                                   Name: John W. Campo, Jr.
                                   Title: Managing Director, General Counsel
                                   and Secretary


                               GE PACIFIC-3 HOLDINGS, INC.

                               By: /s/ John W. Campo, Jr.
                                   --------------------------------
                                   Name: John W. Campo, Jr.
                                   Title: Managing Director, General Counsel
                                   and Secretary


                               GE INTERNATIONAL HOLDINGS INC.

                               By: /s/ John W. Campo, Jr.
                                   --------------------------------
                                   Name: John W. Campo, Jr.
                                   Title: Managing Director, General Counsel
                                   and Secretary


                               GE CFE LUXEMBOURG, S. A R.L.

                               By: /s/ John W. Campo, Jr.
                                   --------------------------------
                                   Name: John W. Campo, Jr.
                                   Title: Attorney-in-fact




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CUSIP No.  763991-02-3                13D                   Page 4 of 5 Pages
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                               GE CFE LUXEMBOURG HOLDINGS L.L.C.

                               By: /s/ John W. Campo, Jr.
                                   --------------------------------
                                   Name: John W. Campo, Jr.
                                   Title: Vice President and Secretary


                               GE CAPITAL CFE, INC.


                               By: /s/ John W. Campo, Jr.
                                   --------------------------------
                                   Name: John W. Campo, Jr.
                                   Title: Attorney-in-fact


                               GE CAPITAL EQUITY HOLDINGS, INC.

                               By: /s/ John W. Campo, Jr.
                                   --------------------------------
                                   Name: John W. Campo, Jr.
                                   Title: Managing Director, General Counsel
                                   and Secretary


                               GENERAL ELECTRIC CAPITAL CORPORATION

                               By: /s/ Ronald J. Herman, Jr.
                                   --------------------------------
                                   Name: Ronald J. Herman, Jr.
                                   Title: Vice President


                               GENERAL ELECTRIC CAPITAL SERVICES, INC.

                               By: /s/ Ronald J. Herman, Jr.
                                   --------------------------------
                                   Name: Ronald J. Herman, Jr.
                                   Title: Attorney-in-fact


                               GENERAL ELECTRIC COMPANY

                               By: /s/ Ronald J. Herman, Jr.
                                   --------------------------------
                                   Name: Ronald J. Herman, Jr.
                                   Title: Attorney-in-fact









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CUSIP No.  763991-02-3                13D                   Page 5 of 5 Pages
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                                EXHIBIT INDEX
                                -------------

Exhibit No.
-----------

99.9 Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 23, 2007

99.10 Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 24, 2007